UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2026.

Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.

(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

GRUPO TELEVISA, S.A.B.

Av. Vasco de Quiroga No. 2000

Colonia Santa Fe

01210, Mexico City

www.televisair.com

BMV ticker symbol:

“TLEVISA”

Information Statement on Corporate Reorganization

filed pursuant to Article 35 of the Mexican General Provisions Applicable to Securities Issuers and Other Participants in the Securities Market

Capitalized terms not defined in this Information Statement shall have the meanings ascribed to them in the annual report of Grupo Televisa, S.A.B. (“Televisa” or the “Company”) for the year ended on December 31, 2025, filed with the National Banking and Securities Commission (the “CNBV”) and the Bolsa Mexicana de Valores, S.A.B. de C.V. (the “BMV” or the “Stock Exchange”), in accordance with the Mexican Securities Market Law and the Mexican General Provisions, which may be consulted at www.televisair.com, on the Stock Exchange’s website at www.bmv.com.mx or on the CNBV’s website at www.gob.mx/cnbv, as well as in the “Glossary of Terms and Definitions” section of this Information Statement.

Brief Summary of the Corporate Reorganization. The corporate reorganization described in this Information Statement consists of the acquisition of 100% of the equity interests representing the capital stock of AT&T Comunicaciones Digitales, S. de R.L. de C.V. and Grupo AT&T Celullar, S. de R.L. de C.V. (together with their respective subsidiaries, “AT&T México”) by the buyer group (the “Purchaser’s Group”), comprised of: (i) Televisa, through CVQ, with a 50% economic interest; and (ii) Fintech Mercury S.à r.l. (“Fintech Mercury”), with the remaining 50% economic interest (the “Acquisition” or the “Corporate Reorganization”). The Acquisition will be carried out, directly and indirectly, through the investment and management trust identified by number F/6860 entered into by CVQ and Fintech Mercury, as trustors and beneficiaries, and Banco INVEX, S.A., Institución de Banca Múltiple, INVEX Grupo Financiero, as trustee. The relationship between the members of the Purchaser’s Group will be governed by a shareholders’ agreement (the “SHA”) to be entered into among them. The foregoing description is a summary, and shareholders should review the more detailed information included in this Information Statement, including the information contained in the section titled “Risk Factors”.

Characteristics of the Securities before and after the Corporate Reorganization:

If consummated, the Acquisition will not modify the characteristics of Televisa’s shares and CPOs.

Registration with the National Securities Registry does not imply certification as to the soundness of the securities, the solvency of the issuer, or the accuracy or truthfulness of the information contained in this Information Statement, nor does it validate any acts that may have been carried out in violation of law.

This Information Statement is not an offer by Televisa to purchase or sell securities.

For any questions regarding this Information Statement, please call 55 5261-2445, send an email to rvillanuevab@televisa.com.mx, or contact us in writing at the address located at Avenida Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210, Mexico City.

This Information Statement on Corporate Reorganization is available on Televisa’s website at www.televisair.com, on the applicable BMV page at www.bmv.com.mx and on the applicable CNBV page at www.gob.mx/cnbv.

Mexico City, Mexico, October 13, 2026.

TABLE OF CONTENTS

I.	Glossary of Terms and Definitions

The following glossary sets forth definitions of the principal terms and abbreviations used in this Information Statement:

“Acquisition” or the “Corporate Reorganization”	Has the meaning ascribed to such term on the cover of this Information Statement.
“AT&T México”	Means AT&T Comunicaciones Digitales, S. de R.L. de C.V., Grupo AT&T Celullar, S. de R.L. de C.V. and their subsidiaries.
“BBVA México”	Means BBVA México, S.A., Institución de Banca Múltiple, Grupo Financiero BBVA México.
“BMV” or the “Stock Exchange”	Has the meaning ascribed to such term on the cover of this Information Statement.
“Cable”	Means the pay television, broadband internet, digital telephony and mobile services business.
“Cablemás”	Means Cablemás Telecomunicaciones, S.A. de C.V. and its subsidiaries.
“CINIF”	Means the Mexican Council of Financial Information and Sustainability Standards.
“CNA”	Means the National Antitrust Commission.
“CNBV”	Has the meaning ascribed to such term on the cover of this Information Statement.
“Commitment Letter”	Means the commitment letter to be entered into by and between BBVA México, through Vector Assets SPV, S.A. de C.V., and the Purchaser’s Group, pursuant to which BBVA México is expected to commit to structuring and providing the credit facilities to partially finance the Acquisition.
“Consolidated Pro Forma Financial Information”	Means Televisa’s unaudited condensed consolidated pro forma financial statements prepared to illustrate the effects that the Acquisition would have had on Televisa’s financial position and results of operations as of the dates and for the periods specified in this Information Statement, assuming that the Acquisition had been completed on the assumed dates indicated therein, in accordance with the Mexican General Provisions.
“Convertible Debentures”	Has the meaning ascribed to such term in Section “VII. Management’s Discussion and Analysis of Televisa’s Consolidated Pro Forma Results of Operations and Financial Condition - ii. Consolidated Financial Condition, Liquidity and Capital Resources” of this Information Statement.
“CPOs”	Means Televisa’s Ordinary Participation Certificates.
“CVQ”	Means Corporativo Vasco de Quiroga, S.A. de C.V., a wholly-owned subsidiary of Televisa.
“Dollars”	Means the lawful currency of the United States of America.
“DTH”	Direct-to-Home Satellite Television (Direct To Home).

“EPA”	Means the Equity Purchase Agreement dated October 13, 2026 entered into by and among the Trust and the SPV, on the one hand, and AT&T Mexico Mobility Holdings, LLC, AT&T Comercialización Móvil, S. de R.L. de C.V. and New Cingular Wireless Services, Inc., as sellers, on the other hand, with AT&T Services, Inc. as guarantor.
“Escrow Agreement”	Means the escrow agreement to be entered into in connection with the Acquisition, substantially in the form attached to the EPA.
“Fintech”	Means the group of companies controlled by Mr. David Manuel Martínez Guzmán.
“Fintech Latam”	Means Fintech Latam S.à r.l.
“Fintech Mercury”	Has the meaning ascribed to such term on the cover of this Information Statement.
“GDSs”	Means Televisa’s Global Depositary Shares.
“Mexican General Provisions”	Means the Mexican General Provisions Applicable to Securities Issuers and Other Participants in the Securities Market, issued by the CNBV and published in Mexico’s Official Gazette on March 19, 2003, as amended from time to time.
“IAS”	Means the International Accounting Standards (or “IAS”), originally issued by the International Accounting Standards Committee (IASC) and adopted by the International Accounting Standards Board (IASB), which form part of the IFRS Accounting Standards, which constitute the body of international accounting standards issued by that organization.
“IFRS Accounting Standards”	Means the IFRS Accounting Standards issued by the International Accounting Standards Board (IASB).
“Information Statement”	Means this Information Statement regarding the Corporate Reorganization, prepared pursuant to Article 35 and Annex P of the Mexican General Provisions.
“IP Agreement”	Means the intellectual property agreement to be entered into in connection with the Acquisition, substantially in the form attached to the EPA.
“IP Assignment Agreement”	Means the trademark assignment agreement to be entered into in connection with the Acquisition, substantially in the form attached to the EPA.
“LGSM”	Means the Mexican General Law of Commercial Companies.
“LMV”	Means the Mexican Securities Market Law.
“Mexican Financial Reporting Standards”	Means Mexican Financial Reporting Standards.
“NYSE”	Means the New York Stock Exchange.
“Purchaser’s Group”	Has the meaning ascribed to such term on the cover of this Information Statement.
“RGUs”	Means Revenue Generating Units.
“RNV”	Means the National Securities Registry maintained by the CNBV.

“SEC”	Means the U.S. Securities and Exchange Commission.
“DTH Services”	Means direct-to-home satellite television services.
“SHA”	Has the meaning ascribed to such term on the cover of this Information Statement.
“SICT”	Means the Department of Infrastructure, Communications and Transportation (Secretaría de Infraestructura, Comunicaciones y Transportes), formerly known as the Department of Communications and Transportation (Secretaría de Comunicaciones y Transportes).
“Televisa” or the “Company”	Has the meaning ascribed to such term on the cover of this Information Statement.
“Televisa Annual Report”	Means Grupo Televisa, S.A.B.’s annual report for the fiscal year ended December 31, 2025, filed with the CNBV and the Stock Exchange in accordance with the LMV and the Mexican General Provisions, which may be consulted on Televisa’s website at www.televisair.com, on the Stock Exchange’s website at www.bmv.com.mx and on the CNBV’s website at www.gob.mx/cnbv.
“Televisa Second Quarter 2026 Quarterly Report”	Means Grupo Televisa, S.A.B.’s quarterly earnings report for the three- and six-month periods ended June 30, 2026, filed with the CNBV and the Stock Exchange in accordance with the LMV and the Mexican General Provisions, which may be consulted on Televisa’s website at www.televisair.com, on the Stock Exchange’s website at www.bmv.com.mx and on the CNBV’s website at www.gob.mx/cnbv.
“TelevisaUnivision”	Means TelevisaUnivision, Inc.
“Trust”	Means the investment and management trust identified by number F/6860 entered into by and between CVQ and Fintech Mercury, as trustors and beneficiaries, and Banco INVEX, S.A., Institución de Banca Múltiple, INVEX Grupo Financiero, as trustee.
“TSA”	Means the transition services agreement to be entered into by and between AT&T Services, Inc. and AT&T Comunicaciones Digitales, S. de R.L. de C.V., in the form attached to the EPA.

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II.	Executive Summary

2.1.             Brief Description of the Participants

This summary provides only a brief description of the participants and the most relevant aspects of the Corporate Reorganization and is not intended to contain all information that may be relevant to it; accordingly, it should be read together with the detailed information and financial information included in other sections of this Information Statement, as well as in the Televisa Annual Report and the Televisa Second Quarter 2026 Quarterly Report, both available on the Company’s website at www.televisair.com, on the Stock Exchange’s website at www.bmv.com.mx and on the CNBV’s website at www.gob.mx/cnbv.

Televisa

Grupo Televisa, S.A.B. is a publicly traded stock corporation originally incorporated as a variable capital stock corporation pursuant to public deed number 30,200 dated December 19, 1990, executed before Mr. Francisco Javier Mondragón Alarcón, Notary Public number 73 of Mexico City, the first certified copy of which was recorded with the Public Registry of Commerce of Mexico City under commercial folio number 142,164. At the extraordinary general shareholders’ meeting held on December 21, 2006, the adoption of the publicly traded stock corporation regime was approved, as evidenced by public deed 61,321 dated January 30, 2007. The Company has a term of ninety-nine years beginning in December 2006.

The Company is one of the leading telecommunications companies in the country that owns and operates one of the most significant groups of cable television, broadband internet and fixed-line telephony system groups, as well as one of the leading direct-to-home satellite pay television (DTH). The Company's telecommunications network offers integrated services, including video, high-speed data, mobile telephony and voice services to residential and commercial customers, as well as managed telecommunications services to domestic and international enterprises. The Company also offers pay television services through its DTH satellite system.

The Company holds a number of concessions granted by the Mexican government authorizing it to transmit programming through television stations for TelevisaUnivision signals and the Company’s cable and DTH television systems. In addition, the Company is the largest shareholder of TelevisaUnivision, a leading media company producing, creating and distributing Spanish-language content through various broadcast channels in Mexico, the United States and more than 50 countries through television networks, cable operators, audio platforms and streaming services.

As of December 31, 2025, the Company reported revenues of $58,878.2 million pesos, total assets of $228,418 million pesos and had 26,599 employees.

The Company’s CPOs are registered with the RNV and trade on the BMV under the ticker symbol “TLEVISACPO,” and its GDSs trade on the NYSE under the ticker symbol “TV.” For more information, please refer to Televisa’s Annual Report available at www.televisair.com.

AT&T México

AT&T Comunicaciones Digitales, S. de R.L. de C.V. is a variable capital limited liability company incorporated in Mexico on September 7, 1993. AT&T México is Mexico’s second-largest mobile operator, with approximately 24.7 million wireless mobile subscribers as of December 31, 2025, and provides integrated telecommunications services, including mobile telephony, internet and value-added services, under concession titles granted by the SICT. As of December 31, 2025, AT&T México reported consolidated revenues of $85,363.6 million pesos and operating income of $1,373.6 million pesos.

Fintech Mercury

Fintech Mercury was incorporated in 2025 as a special-purpose vehicle for the purpose of acquiring equity interests in companies in Luxembourg and abroad. Fintech Mercury is a direct, wholly owned subsidiary of Fintech Holdings Luxembourg S.à r.l. (“FHL”), a holding company that forms part of the Fintech group of companies and holds other investments. FHL, in turn, is a direct, wholly owned subsidiary of Fintech Holdings Inc., a company incorporated under the laws of the State of Delaware, United States of America, of which Mr. David Manuel Martínez Guzmán owns 100% of the shares representing its capital stock.

2.2.            Key Aspects of the Corporate Reorganization

The following is a summary of the key aspects of the Corporate Reorganization:

Nature of the transaction. The Acquisition consists of the purchase of 100% of the equity interests representing the capital stock of AT&T México by the Purchaser’s Group, comprised of Televisa (through CVQ), with a 50% economic interest, and Fintech Mercury, with the remaining 50% economic interest, at a purchase price of $2,000 million Dollars, subject to certain adjustments set forth in the EPA.

Structure of the Purchaser’s Group. The Acquisition will be carried out through the Trust, which will acquire, directly and indirectly, all of the equity interests of AT&T México and will allocate the corresponding economic interests to each member of the Purchaser’s Group in accordance with the Trust and the SHA to be entered into at the closing of the Acquisition.

Strategic objective. The Acquisition will allow Televisa to acquire a 50% interest in an operator that owns its own mobile network.

Financing. The Purchaser’s Group expects to finance the Acquisition through a combination of its members’ own funds and secured debt financing in an amount of up to $1,400 million Dollars, consisting of: (i) a term loan in an amount of up to $1,200 million Dollars; and (ii) a revolving credit facility in an amount of up to $200 million Dollars. In connection with such financing, the Purchaser’s Group, through Vector Assets SPV, S.A. de C.V., a company whose shares are owned by the Trust and the Purchaser’s Group (the “SPV”), is expected to enter into a Commitment Letter pursuant to which BBVA México is expected to commit to structuring and providing the corresponding credit facilities for the benefit of the SPV, subject to the satisfaction of the terms and conditions set forth therein. Such financing will be secured, among other things, by pledges over the equity interests of AT&T México and the shares of the SPV. It is intended that such financing be transferred to AT&T México through a merger with the SPV once the closing of the Acquisition has occurred.

Closing conditions. The closing of the Acquisition is subject to satisfaction of the conditions precedent set forth in the EPA, including obtaining the applicable regulatory approvals, including those of the CNA and other competent authorities. The Acquisition is not conditioned on obtaining financing.

Impact on Televisa securities. The Acquisition will not modify the characteristics of Televisa’s shares and CPOs or affect the rights of their holders. The Corporate Reorganization will not affect the continued listing of the securities representing the Company’s capital stock on the BMV under the ticker symbol “TLEVISA” and on the NYSE under the ticker symbol “TV”.

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III.	Detailed Information on the Corporate Reorganization

3.1.             Detailed description of the Corporate Reorganization

The transaction contemplated by this Information Statement consists of the acquisition of 100% of the equity interests representing the capital stock of AT&T México by the Purchaser’s Group, comprised of Televisa through CVQ, with a 50% economic interest, and Fintech Mercury, with the remaining 50% economic interest. The Acquisition will be carried out, directly and indirectly, through the Trust, which will subsequently allocate the corresponding economic interests to each member of the Purchaser’s Group in accordance with the Trust and the SHA to be entered into by and among the members of the Purchaser’s Group.

AT&T México is a telecommunications company operating in Mexico under concessions granted by the competent authorities for the provision of nationwide mobile telecommunications services.

The Acquisition will be carried out through the purchase and sale of all of the equity interests representing the capital stock of AT&T México, on the terms set forth in the EPA. For such purposes, the Purchaser’s Group will effect the Acquisition through the Trust, which will acquire, directly and indirectly, all of the equity interests of AT&T México using the Purchaser’s Group’s own funds and financing provided to the Purchaser’s Group, and will subsequently allocate the corresponding economic interests to each member of the Purchaser’s Group in accordance with the Trust and the SHA. Accordingly, upon consummation of the Acquisition, Televisa, through CVQ, will retain a 50% economic interest in AT&T México, while Fintech Mercury will retain the remaining 50% economic interest.

The Acquisition will be documented, among other instruments, through the EPA, the principal equity interest purchase agreement to be entered into by and among the Trust, the SPV, AT&T Mexico Mobility Holdings, LLC, AT&T Comercialización Móvil, S. de R.L. de C.V. and New Cingular Wireless Services, Inc., as sellers, and AT&T Services, Inc., as guarantor, pursuant to which the purchase price, the conditions precedent to consummation of the Acquisition, the parties’ representations and warranties, and the other applicable obligations and liquidated damages will be established, as well as certain agreements to be entered into at closing, including (i) the TSA, the Escrow Agreement, the IP Agreement and the IP Assignment Agreement; (ii) the SHA; and (iii) an equity commitment letter to be executed by the members of the Purchaser’s Group and the Company.

To carry out the Acquisition, the Purchaser’s Group expects to obtain a non-recourse secured debt financing of up to $1,400 million Dollars, consisting of: (i) a term loan of up to $1,200 million Dollars; and (ii) a revolving credit facility of up to $200 million Dollars. For such purposes, the Commitment Letter is expected to be entered into with BBVA México, pursuant to which BBVA México is expected to commit to structuring and providing such credit facilities. The credit facilities will be secured, among other things, by pledges over the equity interests of AT&T México and the shares of the SPV. It is intended that such financing be transferred to AT&T México through a merger with the SPV once the closing of the Acquisition has occurred. The expenses inherent in the various legal and corporate acts related to the Acquisition will be borne by the respective parties pursuant to the provisions of the EPA and will include, without limitation, fees and expenses of legal, financial and tax advisors, auditors and notaries, duties, taxes and registration expenses.

The closing of the Acquisition is subject to satisfaction of the conditions precedent set forth in the EPA, which are customary for transactions of this type and include, among others, obtaining the applicable regulatory approvals.

On October 12, 2026, Televisa’s Board of Directors approved Televisa’s participation in the Acquisition of AT&T México, subject to satisfaction of the applicable conditions precedent and regulatory approvals, including, among others, any approvals that may be required from the CNA and other competent authorities.

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3.2.             Purpose of the Corporate Reorganization

The purpose of the Corporate Reorganization is for the Purchaser’s Group to acquire all of the equity interests representing the capital stock of AT&T México. The Acquisition will allow Televisa, through CVQ, to acquire a 50% interest in an operator that owns its own mobile network with nationwide coverage. The foregoing is consistent with the Company’s strategy of continuing to evaluate opportunities to expand its businesses.

3.3.             Sources of Financing and Related Expenses

To carry out the Acquisition, the Purchaser’s Group expects to obtain a non-recourse secured debt financing of up to $1,400 million Dollars, consisting of: (i) a term loan of up to $1,200 million Dollars; and (ii) a revolving credit facility of up to $200 million Dollars. For such purposes, the Commitment Letter is expected to be entered into with BBVA México. The credit facilities will be secured, among other things, by pledges over the equity interests of AT&T México and the shares of the SPV. It is intended that such financing be transferred to AT&T México through a merger with the SPV once the closing of the Acquisition has occurred. The expenses inherent in the various legal and corporate acts related to the Acquisition will be borne by the respective parties pursuant to the provisions of the EPA and will include, without limitation, fees and expenses of legal, financial and tax advisors, auditors and notaries, duties, taxes and registration expenses.

3.4.             Approval of the Corporate Reorganization

On October 12, 2026, Televisa’s Board of Directors approved Televisa’s participation in the Acquisition of AT&T México, subject to satisfaction of the applicable conditions precedent and regulatory approvals, including, among others, any approvals that may be required from the CNA and other competent authorities.

3.5.             Accounting Treatment of the Corporate Reorganization

For accounting purposes, the Corporate Reorganization will be recorded in accordance with the IFRS Accounting Standards, primarily IAS 28 “Investments in Associates and Joint Ventures”, and IFRS 3 “Business Combinations”.

The most significant line items that will be affected in the Company’s consolidated financial statements are shown in the Selected Pro Forma Financial Information contained in this Information Statement.

The unaudited condensed consolidated pro forma financial statements of Televisa presented in this Information Statement were prepared to present Televisa’s Consolidated Pro Forma Financial Information, giving effect to the Corporate Reorganization resulting from the Company’s proposed investment in AT&T México with a 50% interest, the total amount to be paid by the Company for such investment, and other effects related to this Corporate Reorganization, as if such Corporate Reorganization had been completed on June 30, 2026 and December 31, 2025 for purposes of the unaudited condensed consolidated pro forma statements of financial position as of those dates, and on January 1, 2026 and 2025 for purposes of the unaudited condensed consolidated pro forma statements of income for the six-month and year periods ended June 30, 2026 and December 31, 2025, respectively, as described in greater detail in such unaudited condensed consolidated pro forma financial statements.

3.6.             Tax Consequences of the Corporate Reorganization

The Company and its subsidiaries will not have any tax consequences solely as a result of the Corporate Reorganization, except for withholding the applicable income tax solely from sellers that qualify as non-residents of Mexico in respect of the equity interests issued by AT&T México. The foregoing withholding obligation may not apply if the sellers that qualify as non-residents of Mexico inform the Company and/or its subsidiaries that they will appoint a legal representative in Mexico to comply with all tax obligations applicable for such purposes.

EACH SHAREHOLDER SHOULD CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES, INCLUDING THE CONSEQUENCES OF THE CORPORATE REORGANIZATION UNDER THE LAWS APPLICABLE IN MEXICO.

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IV.	Information Relating to the Parties Involved in the Corporate Reorganization

4.1.             Information on Televisa

4.1.1.          Company Name

Grupo Televisa, S.A.B.

4.1.2.          Business Description

Grupo Televisa, S.A.B. is a publicly traded stock corporation incorporated under the laws of Mexico, with its registered office at Avenida Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210, Mexico City. The Company’s principal business is that of a holding company; however, its subsidiaries are primarily engaged in providing cable television and telecommunications services and developing and operating DTH Services.

In the fourth quarter of 2025, the Company classified its operations in a single business segment: Telecommunications, with three revenue categories: Residential, Satellite and Enterprise. Through September 30, 2025, the Company classified its operations into two business segments: Cable and Sky, which were combined into a single business from the fourth quarter of 2025 as a result of organizational changes that consolidated its operations, cost structure and management team. The following describes each revenue category of the Telecommunications segment, as well as the Company’s investment in TelevisaUnivision, Inc.

Residential. The Company’s cable networks offer integrated digital pay television, high-speed broadband internet, digital telephony and mobile services to residential and business customers through its subsidiaries Empresas Cablevisión, TVI and Cablemás, among others. As of June 30, 2026, the Company’s cable television networks passed more than 20 million homes in Mexico and had 3.6 million video RGUs, 5.7 million broadband RGUs, 5.6 million voice RGUs and 819,950 mobile-service RGUs.

Satellite. Through Innova, S. de R.L. de C.V., the Company operates Sky, a direct-to-home (DTH) television company offering services in Mexico, Central America and the Dominican Republic. The Company indirectly owns a 100% equity interest in Innova. As of June 30, 2026, Innova’s DTH Services had 2,957,355 active video subscribers, in addition to 180,870 broadband service customers.

Enterprise. The Company offers enterprise services under the Bestel brand, providing voice, broadband internet, cloud services, as well as managed and integrated services to national and international operators and to the enterprise, corporate and government segments in Mexico. Bestel owns a fiber-optic network of approximately 19,000 kilometers.

TelevisaUnivision. In addition to its Telecommunications segment, the Company maintains a significant investment in TelevisaUnivision, Inc., a leading media company engaged in the production, creation and distribution of Spanish-language content through broadcast channels in Mexico, the United States of America and more than 50 countries through television networks, cable operators and OTT services. The Company is TelevisaUnivision’s largest shareholder, with a 44.3% interest as of June 30, 2026 (43.2% as of December 31, 2025).

4.1.3.          Corporate Structure and Capital Stock Structure

The Company is a holding company that conducts its activities through its subsidiaries. The Company’s principal significant subsidiaries as of December 31, 2025 are:

Subsidiary Name	Place of Incorporation	Ownership Percentage (1)
Telecommunications:
Corporativo Vasco de Quiroga, S.A. de C.V. (CVQ)(3)	Mexico	100.0%
Cablestar, S.A. de C.V.(2) (4)	Mexico	66.4%
Empresas Cablevisión, S.A.B. de C.V. (5) (6)	Mexico	51.5%
Cablemás subsidiaries (7)	Mexico	100.0%
Televisión Internacional, S.A. de C.V.(6)	Mexico	100.0%
Sky DTH, S.A. de C.V. (8)	Mexico	100.0%
Innova Holdings, S. de R.L. de C.V. (8)	Mexico	100.0%
Innova, S. de R.L. de C.V. (Innova) (9)	Mexico	100.0%
Other Corporate Operations:
Multimedia Telecom, S.A. de C.V. (10)	Mexico	100.0%
Grupo Telesistema, S.A. de C.V. (11)	Mexico	100.0%
Significant Investment:
TelevisaUnivision, Inc. (10)	United States of America	43.2%

(1)           Ownership percentage held by Televisa directly or indirectly through other subsidiaries.

(2)           Although this subsidiary is not a significant subsidiary, the Company included it in the foregoing table to provide a more detailed description of the Company’s operations.

(3)           Direct subsidiary through which the Company conducts its Telecommunications operations.

(4)           Cablestar, S.A. de C.V. is a subsidiary in which CVQ and Empresas Cablevisión, S.A.B. de C.V. indirectly own a majority of the capital stock; through Cablestar, together with México Red de Telecomunicaciones, S.A. de C.V., the Company conducts the Enterprise operations of its Telecommunications segment.

(5)           Indirect subsidiary through which the Company owns the capital stock of Cablevisión, S.A. de C.V.

(6)           One of two indirect subsidiaries through which, together with the Cablemás subsidiaries, the Company primarily conducts its Residential services.

(7)           The Cablemás subsidiaries are direct subsidiaries of CVQ.

(8)           One of two subsidiaries through which the Company owns a percentage of the capital stock of Innova.

(9)           Indirect subsidiary through which the Company provides its Satellite services.

(10)         TelevisaUnivision, Inc. has been included as an investment in an associate with significant influence in accordance with Article 33, Section I, subsection a), item 3 of the Mexican General Provisions. The Company, together with its subsidiary Multimedia Telecom, S.A. de C.V., directly owns shares of the capital stock of TelevisaUnivision, Inc.

(11)         Direct subsidiary that conducts certain of the Company’s corporate operations.

Capital Stock Structure.

As of April 26, 2026, Televisa’s authorized capital stock amounted to $2,531,032,608.06, represented by 437,404,946,522 Televisa shares, with no par value. The shares representing the capital stock are divided as follows:

•	Series “A” consisting of up to 151,346,706,434 common shares;

•	Series “B” consisting of up to 70,198,644,806 common shares;

•	Series “D” consisting of up to 107,929,797,641 limited-vote and preferred-dividend shares, issued pursuant to Article 113 of the LGSM; and

•	Series “L” consisting of up to 107,929,797,641 shares with restricted voting and other corporate rights.

Each CPO represents 25 Series “A” shares, 22 Series “B” shares, 35 Series “D” shares and 35 Series “L” shares, while each GDS represents 5 CPOs.

As of June 30, 2026, for financial reporting purposes under the IFRS Accounting Standards, approximately 2,977.3 million CPOs were authorized and issued. The CPOs trade on the BMV under the ticker symbol “TLEVISACPO” and the GDSs trade on the NYSE under the ticker symbol “TV”.

4.1.4.          Televisa’s Development During the Past Year

Material events – 2026

August 3, 2026, the Company reported the renewal of its agreement with Santander Casa de Bolsa, S.A. de C.V. for market-making services in respect of the Company’s shares listed on the BMV under the ticker symbol “TLEVISACPO”. The agreement will remain in effect through August 8, 2027.

July 23, 2026, the Company announced its results for the second quarter of 2026.

June 12, 2026, Moody's Ratings downgraded the Company’s issuer and senior debt ratings to 'Ba2' from 'Ba1’ and also assigned a ‘Ba2’ Corporate Family Rating (CFR). The outlook was changed to Stable.

June 3, 2026, the Company issued the Convertible Debentures in accordance with the resolutions adopted by the extraordinary general shareholders’ meeting held on April 28, 2026. The Convertible Debentures will not bear interest and will be mandatorily converted into Series “A,” “B,” “D” and “L” shares and/or CPOs one year after issuance, subject to applicable regulatory approvals. The shares issued to support the conversion will represent 19.48% of the Company’s capital stock once converted and will be subject to a one-year lock-up period. The proceeds will be used for general corporate purposes, including strategic opportunities in the telecommunications sector, capital investments and debt repayment. The Convertible Debentures were privately placed and subscribed for by, among others, Messrs. Emilio Azcárraga Jean, Bernardo Gómez Martínez and Alfonso de Angoitia Noriega, Fintech Latam and Mr. Eduardo Tricio Haro. Once converted, Fintech Latam will hold a direct and indirect 22.3% interest in the Company’s capital stock, as a passive investment.

May 8, 2026, S&P Global Ratings downgraded the Company’s issuer credit and issue-level credit ratings to 'BBB-' from 'BBB,’ and S&P National Ratings downgraded the Mexican national scale ratings to 'mxAA+' from 'mxAAA.’ The outlook is negative.

April 30, 2026, the Company filed its Annual Report with the BMV and the CNBV and its Form 20-F with the SEC, each of which is available at www.televisair.com.

April 28, 2026, the Company reported its results for the first quarter of 2026. Revenues decreased 3.1% to $14,512.5 million, while Operating Segment Profit increased 5.2%, representing a 41.4% margin. In the Telecom segment, Residential revenues increased 0.9%, Enterprise revenues increased 30.0% and Satellite revenues decreased 24.6%. As of March 31, 2026, the Company had 15,662,621 total Residential RGUs, including 747,609 mobile subscribers.

April 1, 2026, the Company published on its website its audited consolidated financial statements for the fiscal year ended December 31, 2025, in compliance with Article 186 of the Mexican General Law of Commercial Companies, and made them available to the investing public together with additional information relating to its Annual General Shareholders’ Meeting.

April 1, 2026, the Company reported the closing of the purchase by Messrs. Bernardo Gómez Martínez and Alfonso de Angoitia Noriega of 26,332,332,804 Series “A” shares of the Company, acquired in equal parts from Mr. Emilio Azcárraga Jean pursuant to the agreement announced on January 5, 2026, following satisfaction of the conditions to which such transaction was subject, including obtaining authorization from the National Antitrust Commission.

February 26, 2026, the Company reported its fourth-quarter and full-year 2025 results, as well as its 2025 highlights.

January 5, 2026, the Company announced that Messrs. Emilio Azcárraga Jean, Bernardo Gómez Martínez and Alfonso de Angoitia Noriega had notified the Company that they had entered into an agreement pursuant to which Messrs. Gómez and de Angoitia agreed to purchase from Mr. Azcárraga, in equal parts, a minority portion of the Company’s shares consisting of 26,332,332,804 Series “A” shares.

4.1.5. Material Changes in Televisa’s Financial Statements

There have been no material changes in Televisa’s audited consolidated financial statements since those presented in the Televisa Second Quarter 2026 Quarterly Report.

4.2.         Information on AT&T México

4.2.1.          Company Name

AT&T Comunicaciones Digitales, S. de R.L. de C.V. and Grupo AT&T Celullar, S. de R.L. de C.V.

4.2.2.          Business Description

AT&T México is Mexico’s second-largest mobile operator, with approximately 24.7 million wireless mobile subscribers as of December 31, 2025. Its primary business is providing integrated telecommunications services, including access to the public telephone network, mobile telephony, text messaging, internet and value-added services through 3G, 4G, LTE and 5G technologies, under concession titles granted by the SICT.

As of December 31, 2025, AT&T México reported consolidated revenues of $85,363.6 million pesos (versus $77,900.6 million pesos in 2024) and operating income of $1,373.6 million pesos (versus a loss of $524.2 million pesos in 2024). The postpaid segment had 6.8 million subscribers and represented 54% of service revenues at year-end 2025.

AT&T México operates its own nationwide network, supported by a radio spectrum portfolio of approximately 233 MHz, on a national population-weighted average basis, of which approximately 183 MHz supports the mobile network and 50 MHz in the 3.5 GHz band is dedicated to fixed services and is in the process of being exchanged for spectrum in the 3.3 GHz band. The concession titles (800 MHz, 3.4–3.6 GHz, 1.7–2.1 GHz / 1.9 GHz and long distance) have various expiration dates extending through 2045, depending on the entity and concession, and may be extended on the terms of such titles.

4.2.3.          Corporate Structure and Capital Stock Structure.

AT&T Comunicaciones Digitales, S. de R.L. de C.V. is a variable capital limited liability company incorporated in Mexico on September 7, 1993, with its registered office at Río Lerma 232, Mexico City, and a term of ninety-nine years. As of December 31, 2025, AT&T Comunicaciones Digitales, S. de R.L. de C.V. is an indirect subsidiary of AT&T Inc., and its equity interests are owned by AT&T Mexico Mobility Holdings, LLC (formerly AT&T Mobility Holdings B.V.), New Cingular Wireless Services, Inc. and AT&T Comercialización Móvil, S. de R.L. de C.V.

The principal significant subsidiaries of AT&T Comunicaciones Digitales, S. de R.L. de C.V. as of December 31, 2025 are:

Subsidiary Name	Principal Activity	Place of Incorporation	Ownership Percentage (Direct and Indirect)
AT&T Comercialización Móvil, S. de R.L. de C.V.	Marketing of mobile services	Mexico	100%(1)
Grupo AT&T Celullar, S. de R.L. de C.V.	License-holding company	Mexico	99.99%
Infotelecom, S.A. de C.V.*	Complementary services	Mexico	99.99%(2)

(1) Including indirect interest through Grupo AT&T Celullar, S. de R.L. de C.V.

* To be liquidated.

(2) Indirect interest of AT&T Comunicaciones Digitales, S. de R.L. de C.V. through Grupo AT&T Celullar, S. de R.L. de C.V.

4.2.4.          AT&T México’s Development During the Past Year.

January 1, 2025, AT&T Administración y Servicios, S. de R.L. de C.V. carried out a personnel reorganization pursuant to which 2,313 employees were transferred to AT&T Comunicaciones Digitales, S. de R.L. de C.V., together with the labor obligations related to services rendered in the past.

March 24, 2025, AT&T Comunicaciones Digitales, S. de R.L. de C.V. and Subsidiaries received an equity contribution from its shareholder AT&T Mexico Mobility Holdings, LLC in the amount of $604.526 million pesos.

In the first quarter of 2026, AT&T México achieved its annual postpaid net-additions target, with a postpaid subscriber base of 7.1 million and last-twelve-months (LTM) revenue of MXN $84.8 billion.

4.2.5.          Material Changes in AT&T México’s Financial Statements(1)

Item	2025	2024	Change (%)
Total revenues	85,363,604	77,900,561	+9.6%
Telephony service revenues	42,376,556	38,850,846	+9.1%
Equipment sales revenues	31,984,453	28,907,684	+10.6%
Interconnection revenues	7,635,156	7,917,092	(3.6%)
Operating income (loss)	1,373,575	(524,193)	n.a.
Consolidated net loss	(1,433,830)	(3,431,805)	58.2% reduction

(1)            Figures in MXN$ thousands

4.3.          Information on Fintech Mercury

4.3.1.          Company Name

Fintech Mercury S.à r.l.

4.3.2.          Business Description

Fintech Mercury was incorporated in 2025 as a special-purpose vehicle for the purpose of acquiring equity interests in companies in Luxembourg and abroad. Fintech Mercury is a direct, wholly owned subsidiary of FHL, a holding company that forms part of the Fintech group of companies and holds other investments. FHL, in turn, is a direct, wholly owned subsidiary of Fintech Holdings Inc., a company incorporated under the laws of the State of Delaware, United States of America, of which Mr. David Martínez owns 100% of the shares representing its capital stock.

4.3.3.          Corporate Structure and Capital Stock Structure.

Fintech Mercury is a direct, wholly owned subsidiary (100%) of FHL, which in turn is a direct, wholly owned subsidiary of Fintech Holdings Inc., a corporation incorporated under the laws of the State of Delaware, United States of America, of which Mr. David Martínez owns 100% of the shares representing its capital stock.

4.3.4.          Fintech Mercury’s Development During the Past Year.

To Televisa’s knowledge, based on publicly available information, no material events have occurred that would have materially affected Fintech Mercury’s operations or business during the past year.

4.3.5.          Material Changes in Fintech Mercury’s Financial Statements

To Televisa’s knowledge, based on publicly available information, there have been no material changes in Fintech Mercury’s financial statements during the past year.

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V.	Risk Factors

The Company has identified the following risks related to the Corporate Reorganization that could materially affect its performance and profitability, as well as the price of Televisa’s shares and CPOs. For additional information regarding other risks, the risk factors relating to the Company, which are available in Televisa’s Annual Report at www.televisair.com, www.bmv.com.mx and www.gob.mx/cnbv, should be considered. The risks and uncertainties described below are not the only ones that could affect Televisa’s performance and profitability. There are other risks and uncertainties that are unknown or are not currently considered material and that, if they materialize or worsen, could have an adverse effect on Televisa or the price of its securities.

Risks related to the Corporate Reorganization

The unaudited consolidated pro forma financial information presented is not indicative of future results.

The unaudited consolidated pro forma financial information included in this Information Statement is for illustrative purposes only and is not indicative of the actual results of operations, financial condition and cash flows that would have resulted if the Acquisition had been carried out on the assumed dates, nor does it project Televisa’s future results of operations or financial condition.

The unaudited consolidated pro forma financial information included in this Information Statement should be read together with Televisa’s historical financial statements and the notes thereto.

The Purchaser’s Group will incur debt to consummate the Acquisition.

The Purchaser’s Group will incur debt to partially pay for the acquisition of all of the equity interests representing the capital stock of AT&T México, which debt will be transferred to AT&T México once the closing of the Acquisition has occurred and could result in a significant increase in AT&T México’s interest costs. In addition, the applicable credit agreement will contain a series of limitations applicable to AT&T México, such as restrictions on dividend payments in certain circumstances, restrictions on incurring additional debt in certain circumstances, and certain financial ratios and covenants. Accordingly, AT&T México’s ability to finance future acquisitions, expansions, capital investments and operating expenses could be materially limited. AT&T México would seek to be able to refinance the debt incurred in connection with the Acquisition; nevertheless, AT&T México’s ability to refinance such debt on favorable terms and conditions depends on various factors beyond AT&T México’s control, including market conditions and the availability of funds.

The closing of the Acquisition is subject to satisfaction of various conditions set forth in the EPA, and certain liquidated damages apply.

The Acquisition is subject to satisfaction of the conditions to which the EPA is subject, which are customary for transactions of this type. In addition, in certain termination scenarios, the members of the Purchaser’s Group will be required to pay certain liquidated damages.

AT&T México’s business may require greater capital investments and higher operating expenses.

AT&T México may incur capital investments and operating expenses that could be significantly greater than historical investments and expenses, which could adversely affect Televisa’s financial results. In addition, such investments and higher operating expenses may require additional financing and a higher level of indebtedness, which could increase financing costs, restrict operating flexibility and limit its ability to incur additional debt, distribute dividends or make other strategic investments, in accordance with the terms of the applicable credit agreements.

Mexico’s mobile telecommunications market is highly concentrated, and implementation of the National Registry of Mobile Telephone Users could affect AT&T México’s subscriber base.

Mexico’s mobile telecommunications market is highly concentrated, with one operator holding more than 60% of the market. This concentration limits AT&T México’s organic growth prospects and could make it more difficult to attract new subscribers and improve its competitive position, which could adversely affect the performance of the acquired business and the business plans contemplated by the Purchaser’s Group following consummation of the Acquisition.

In addition, the federal government has implemented mandatory registration of mobile telephone lines. If, upon expiration of the deadline established for such registration, a significant number of lines remain unregistered, they must be cancelled in accordance with applicable law. A mass cancellation of lines could materially reduce AT&T México’s subscriber base, affecting its revenues and results of operations, as well as the business plans contemplated by the Purchaser’s Group in connection with the Acquisition.

The proposed Corporate Reorganization could affect the price of Televisa’s shares and CPOs, as well as rating agencies’ assessment of Televisa.

As a result of the proposed corporate reorganization described in this Information Statement, Televisa will acquire the equity interests representing the capital stock of AT&T México, which could adversely affect the market price of Televisa’s shares and CPOs. In addition, the Corporate Reorganization could affect the assessment of Televisa by rating agencies, which, in turn, could adversely affect its credit ratings.

Businesses acquisition process.

There can be no assurance that the acquisition process of AT&T México’s business will be successfully implemented as planned. Such acquisition process will require time and resources from Televisa’s management and executive team, which could divert their attention from the Company’s ordinary operations. If the integration is not successful, Televisa’s operations, financial condition and results could be adversely affected.

Information regarding estimates and associated risks.

The information included in this Information Statement reflects Televisa’s perspective regarding future events and may contain information about financial results, economic conditions, trends and uncertain events. The expressions “believes,” “expects,” “estimates,” “considers,” “anticipates,” “plans” and other similar expressions identify such projections or estimates. In evaluating such projections or estimates, shareholders should consider the factors described in this section and other warnings contained in this Information Statement or any other document disclosed to the public in connection with the Acquisition. These risk factors and projections describe circumstances that could cause actual results to differ materially from those expected.

Risks related to Financial Information

Differences between Mexican Financial Reporting Standards and the IFRS Accounting Standards applicable to the Corporate Reorganization

AT&T México’s consolidated financial statements, in which the Company will make a 50% investment, have been prepared in accordance with the Mexican Financial Reporting Standards issued by CINIF, which differ in certain respects from the IFRS Accounting Standards.

Although an important objective of CINIF has been convergence with the IFRS Accounting Standards, which have become the global framework for the preparation, presentation and disclosure of financial statements, and although the Mexican Financial Reporting Standards are generally aligned with the IFRS Accounting Standards, certain differences remain that primarily reflect particular economic and regulatory characteristics of Mexico.

AT&T México currently has neither (i) an analysis of the potential differences in its financial statements between the Mexican Financial Reporting Standards and the IFRS Accounting Standards; and (ii) a summary of the significant adjustments that would be required to AT&T México’s consolidated net income or loss and consolidated equity if the IFRS Accounting Standards had been applied instead of the Mexican Financial Reporting Standards.

The Company’s management has identified certain differences between the Mexican Financial Reporting Standards and the IFRS Accounting Standards applicable to AT&T México and has considered them in preparing the pro forma adjustments included in the Consolidated Pro Forma Financial Information contained in this Information Statement. However, there can be no assurance that such adjustments include all adjustments necessary with respect to all existing differences between the two sets of standards. Nevertheless, the Company’s management believes that any additional differences between the two sets of standards, if any, would not have a material impact on the Consolidated Pro Forma Financial Information contained in this Information Statement.

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VI.	Selected Pro Forma Financial Information

The following presents selected pro forma financial information from Televisa’s unaudited condensed consolidated pro forma statements of financial position as of June 30, 2026 and December 31, 2025, and Televisa’s unaudited condensed consolidated pro forma statements of income for the six-month and year periods ended June 30, 2026 and December 31, 2025, respectively. This pro forma information is presented as if the Corporate Reorganization described in this Information Statement had been completed on June 30, 2026 and December 31, 2025 for purposes of the condensed consolidated pro forma statements of financial position, and on January 1, 2026 and 2025 for purposes of the condensed consolidated pro forma statements of income, and should be reviewed together with the other information contained in this Information Statement.

Grupo Televisa, S.A.B. and Subsidiaries

Selected financial information from Televisa’s unaudited condensed consolidated pro forma statements of financial position

As of June 30, 2026

(Millions of pesos)

	Base Figures		Pro Forma Adjustments		Pro Forma Figures
Cash and cash equivalents	Ps.	29,651.6	Ps.	(7,484.0)	Ps.	22,167.6
Other current assets		35,710.6		—		35,710.6
Total current assets		65,362.2		(7,484.0)		57,878.2
Investments in associates and joint ventures		42,760.4		7,484.0		50,244.4
Other non-current assets		127,738.5		47.9		127,786.4
Total assets	Ps.	235,861.1	Ps.	47.9	Ps.	235,909.0
Current liabilities	Ps.	27,246.4	Ps.	159.6	Ps.	27,406.0
Non-current liabilities		96,959.0		—		96,959.0
Total liabilities		124,205.4		159.6		124,365.0
Equity		111,655.7		(111.7)		111,544.0
Total liabilities and equity	Ps.	235,861.1	Ps.	47.9	Ps.	235,909.0

As of December 31, 2025

(Millions of pesos)

	Base Figures		Pro Forma Adjustments		Pro Forma Figures
Cash and cash equivalents	Ps.	27,607.2	Ps.	(799.3)	Ps.	26,807.9
Other current assets		32,609.0		—		32,609.0
Total current assets		60,216.2		(799.3)		59,416.9
Investments in associates and joint ventures		41,900.1		7,717.1		49,617.2
Other non-current assets		126,301.7		49.3		126,351.0
Total assets	Ps.	228,418.0	Ps.	6,967.1	Ps.	235,385.1
Current liabilities	Ps.	28,105.0	Ps.	164.2	Ps.	$ 28,269.2
Non-current liabilities		97,784.1		—		97,784.1
Total liabilities		125,889.1		164.2		126,053.3
Equity		102,528.9		6,802.9		109,331.8
Total liabilities and equity	Ps.	228,418.0	Ps.	6,967.1	Ps.	235,385.1

Grupo Televisa, S.A.B. and Subsidiaries

Selected financial information from Televisa’s unaudited condensed consolidated pro forma statements of income or loss

For the six-month period ended June 30, 2026

	Base Figures		Pro Forma Adjustments	Pro Forma Figures
Net sales	Ps.	28,801.4	—	Ps.	28,801.4
Operating income		3,114.7	(158.6)		2,956.1
Finance expense		(3,885.8)	—		(3,885.8)
Finance income		919.2	—		919.2
Share of income of associates and joint ventures, net		1,413.9	(532.2)		881.7
Income before income taxes		1,562.0	(690.8)		871.2
Income taxes		(666.8)	47.6		(619.2)
Net income		895.2	(643.2)		252.0

For the year ended December 31, 2025

	Base Figures		Pro Forma Adjustments	Pro Forma Figures
Net sales	Ps.	58,878.2	—	Ps.	58,878.2
Operating income		4,224.9	(164.7)		4,060.2
Finance expense		(7,508.6)	—		(7,508.6)
Finance income		3,368.3	—		3,368.3
Share of loss of associates and joint ventures, net		(1,088.1)	(428.3)		(1,516.4)
Loss before income taxes		(1,003.5)	(593.0)		(1,596.5)
Income taxes		(7,931.5)	49.4		(7,882.1)
Net loss		(8,935.0)	(543.6)		(9,478.6)

For more information, please refer to Televisa’s unaudited condensed consolidated pro forma financial statements and the notes thereto, which are included in the Annexes to this Information Statement and include the Independent Public Accountant’s Report.

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VII.	Management’s Discussion and Analysis of Televisa’s Consolidated Pro Forma Results of Operations and Financial Condition.

The information and comments presented in this section are intended to facilitate the analysis and understanding of Televisa’s Consolidated Pro Forma Financial Information as of the dates and for the periods presented below.

The Consolidated Pro Forma Financial Information included in this Information Statement is for illustrative purposes only and does not represent the actual results of operations that would have resulted if the Acquisition had been carried out on the assumed dates, nor is it intended to project Televisa’s future consolidated results of operations or financial condition. Televisa’s Consolidated Pro Forma Financial Information included in this Information Statement should be read together with Televisa’s historical consolidated financial statements, the notes thereto and the additional Consolidated Pro Forma Financial Information included in this Information Statement.

Televisa’s Consolidated Pro Forma Financial Information was compiled by Televisa’s management to illustrate the effects that the Acquisition would have had on Televisa’s unaudited condensed consolidated pro forma statements of financial position as of June 30, 2026 and December 31, 2025, and its unaudited condensed consolidated pro forma statements of income for the six-month and year periods ended on June 30, 2026 and December 31, 2025, respectively, as if the Acquisition had been completed on June 30, 2026 and December 31, 2025 for purposes of the consolidated pro forma statements of financial position and on January 1, 2026 and 2025 for purposes of the consolidated pro forma statements of income.

The Televisa financial information used as the basis for compiling Televisa’s condensed consolidated pro forma financial statements was obtained from Televisa’s audited annual financial information and unaudited quarterly financial information. This Televisa financial information was prepared in accordance with IFRS Accounting Standards.

The AT&T México financial information used as the basis for compiling Televisa’s condensed consolidated pro forma financial statements was obtained from AT&T México’s audited annual financial information and unaudited quarterly financial information. This AT&T México financial information was prepared in accordance with the Mexican Financial Reporting Standards. For more information on the differences between the Mexican Financial Reporting Standards and the IFRS Accounting Standards applicable to the Corporate Reorganization, see the section “Risk Factors - Risks related to Financial Information” of this Information Statement.

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i.	Consolidated results of operations for the six-month and year periods ended on June 30, 2026 and December 31, 2025, respectively

As a result of the Acquisition described in this Information Statement, and assuming that this transaction had been completed on January 1, 2026 and 2025, Televisa’s share in the income or loss of associates and joint ventures, presented in its unaudited condensed consolidated pro forma statements of income or loss for the six-month and year periods ended June 30, 2026 and December 31, 2025, respectively, would have decreased pro forma income by Ps.532.2 million and increased the loss by Ps.428.3 million, respectively, as a result of applying the equity method to Televisa’s percentage interest in its 50% investment in AT&T México, with a corresponding decrease in the investment in associates and joint ventures as of June 30, 2026 and December 31, 2025, respectively.

Recognition of Televisa’s share in AT&T México on a pro forma basis would have decreased consolidated income before taxes by 44% for the six-month period ended June 30, 2026, and increased consolidated loss before taxes by 59% for the year ended December 31, 2025.

ii.	Consolidated financial condition, liquidity and capital resources

In June 2026, Televisa issued convertible debentures in an amount of Ps.6,917.8 million (the “Convertible Debentures”) and received cash proceeds in such amount, which will be used to partially finance Televisa’s acquisition of a 50% interest in the net assets of AT&T México. The Convertible Debentures are mandatorily convertible into Televisa’s capital stock at maturity in June 2027 and were recorded as an equity instrument and presented as a separate line item within equity in Televisa’s consolidated statement of financial position as of June 30, 2026.

As a result, consolidated cash and cash equivalents increased on a pro forma basis by Ps.6,917.8 million as of December 31, 2025, as if the issuance of the Convertible Debentures had occurred on that date. As of June 30, 2026, consolidated cash and cash equivalents already include the cash proceeds of Ps.6,917.8 million received from the issuance of the Convertible Debentures in June 2026.

As a result of the Acquisition described in this Information Statement, and assuming that this transaction had been completed on June 30, 2026 and December 31, 2025, Televisa’s investment in associates and joint ventures, presented in its unaudited condensed consolidated pro forma statements of financial position as of those dates, would have increased on a pro forma basis by Ps.7,484.0 million and Ps.7,717.1 million, respectively, with a corresponding decrease in cash and cash equivalents by those amounts as of June 30, 2026 and December 31, 2025, respectively, due to Televisa’s 50% investment in the net assets of AT&T México.

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VIII.	Material Contracts

The Acquisition will be documented, among other instruments, through:

1.	The Trust through which the Acquisition will be carried out, directly and indirectly;

2.	the EPA dated October 13, 2026 entered into by and among the Trust and the SPV, on the one hand, and AT&T Mexico Mobility Holdings, LLC, AT&T Comercialización Móvil, S. de R.L. de C.V. and New Cingular Wireless Services, Inc., as sellers, on the other hand, with AT&T Services, Inc. as guarantor;

3.	the SHA to be entered into by and between the members of the Purchaser’s Group, Televisa through CVQ and Fintech Mercury;

4.	the TSA to be entered into by and between AT&T Services, Inc. and AT&T Comunicaciones Digitales, S. de R.L. de C.V., substantially in the form attached to the EPA;

5.	the IP Agreement to be entered into by and between AT&T Intellectual Property LLC and AT&T Comunicaciones Digitales, S. de R.L. de C.V., substantially in the form attached to the EPA;

6.	the IP Assignment Agreement to be entered into by and between AT&T Intellectual Property II, L.P. and AT&T Comunicaciones Digitales, S. de R.L. de C.V., substantially in the form attached to the EPA;

7.	the equity commitment letter executed by the members of the Purchaser’s Group and the Company in favor of the Trust, the SPV and AT&T Mexico Mobility Holdings, LLC, AT&T Comercialización Móvil, S. de R.L. de C.V. and New Cingular Wireless Services, Inc.; and

8.	the Commitment Letter to be entered into by and between the SPV and BBVA México, pursuant to which BBVA México is expected to commit to structuring and providing secured credit facilities to the SPV in an amount of up to $1,400 million Dollars to partially finance the Acquisition, subject to the satisfaction of the terms and conditions set forth therein.

The principal terms and conditions of the Acquisition, including those of the EPA, are described in Sections 2.2 “Key Aspects of the Corporate Reorganization” and 3.1 “Detailed Description of the Corporate Reorganization” of this Information Statement

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IX.	Public Documents

At the request of any investor who demonstrates that it owns securities issued by the Company, in accordance with applicable law, a copy of this Information Statement will be provided upon written request sent to the email address rvillanuevab@televisa.com.mx or by telephone at 55 5261-2445 at the Company’s offices at Avenida Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210, Mexico City.

Investors so wishing may consult the public documents filed with the CNBV and the Stock Exchange, including periodic information concerning Televisa’s financial condition and results, as well as certain material events that Televisa discloses through the Stock Exchange. This information is available to the public at the Stock Exchange Information Center located in the Centro Bursátil at Paseo de la Reforma No. 255, Colonia Cuauhtémoc, C.P. 06500, Mexico City.

Televisa’s website is www.televisair.com. The information about the Company contained on that website is not part of or the subject matter of this Information Statement or any other document used by the Company in connection with any public or private offering of securities.

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X.	Responsible Persons

“The undersigned hereby state under oath that, within the scope of our respective functions, we prepared the information regarding the issuer contained in this Information Statement, which, to the best of our knowledge, fairly reflects its situation. We further state that we are not aware of any material information that has been omitted or falsified in this Information Statement or that this Information Statement contains information that could mislead investors.”

Grupo Televisa, S.A.B.

/s/ Alfonso de Angoitia Noriega
By: Alfonso de Angoitia Noriega
Position: Co-Chief Executive Officer

/s/ Bernardo Gómez Martínez
By: Bernardo Gómez Martínez
Position: Co-Chief Executive Officer

/s/ Carlos Phillips Margain
By: Carlos Phillips Margain
Position: Corporate Vice President of Finance

/s/ Luis Alejandro Bustos Olivares
By: Luis Alejandro Bustos Olivares
Position: Legal Vice President and General Counsel

XI.	Annexes

1.	Televisa’s Pro Forma Consolidated Financial Statements and Independent Practitioner's Assurance Report on the Compilation of the Unaudited Condensed Consolidated Pro Forma Financial Statements Included in the Information Statement on the Corporate Reorganization.

Independent Practitioner's Assurance Report on the Compilation of the Unaudited Condensed Consolidated Pro Forma Financial Statements Included in the Information Statement on the Corporate Reorganization

To the Board of Directors of

Grupo Televisa, S.A.B. and subsidiaries:

We have completed our assurance engagement to report on the compilation of the unaudited condensed consolidated pro forma financial statements of Grupo Televisa, S.A.B. and subsidiaries (the “Group”), compiled by the Group's management. The unaudited condensed consolidated pro forma financial statements consist of the unaudited condensed consolidated pro forma statements of financial position as of June 30, 2026 and December 31, 2025, and the unaudited consolidated pro forma statements of income for the six-month period ended June 30, 2026, and for the year ended December 31, 2025, and related explanatory notes (the “Unaudited Condensed Consolidated Pro Forma Financial Statements”), which are attached as part of the Information Statement on the Corporate Reorganization issued by the Group dated October 13, 2026. The applicable criteria on the basis of which Group’s management has compilated the Unaudited Condensed Consolidated Pro Forma Financial Statements are described in Note 3.

The Unaudited Condensed Consolidated Pro Forma Financial Statements have been compiled by the Group's management to illustrate the impact of the event set out in Note 2 on the Group's financial position as of June 30, 2026 and December 31, 2025, and on the Group's results of operations for the six-month period ended June 30, 2026 , and for the year ended December 31, 2025, as if the event had occurred on June 30, 2026 and December 31, 2025 for purposes of the unaudited condensed consolidated pro forma statements of financial position, and during the six-month periods ended June 30, 2026, and the twelve-month period ended December 31, 2025 for purposes of the unaudited consolidated pro forma statements of income. As part of this process, the Group's financial information and results of operations have been extracted by the Group’s management from its unaudited condensed consolidated financial statements as of June 30, 2026 and for the six-month period then ended, and from its audited consolidated financial statements as of December 31, 2025 and 2024, on which an independent auditor's report dated March 27, 2026 was issued.

The Group Management's Responsibility for the Unaudited Condensed Consolidated Pro Forma Financial Statements

The Group's management is responsible for compiling the Unaudited Condensed Consolidated Pro Forma Financial Statements on the basis of the criteria described in Note 3.

Our Independence and Quality Management

We have complied with the independence and other ethical requirements of the International Ethics Standards Board for Accountants' International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality and professional behavior.

The firm applies International Standard on Quality Management (ISQM) 1, Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements, issued by the International Auditing and Assurance Standards Board (IAASB). This standard requires the firm to design, implement and operate a system of quality management, including policies or procedures regarding compliance with ethical requirements, professional standards, and applicable legal and regulatory requirements.

Independent Practitioner's Responsibilities

Our responsibility is to express an opinion, as required by the Comisión Nacional Bancaria y de Valores (the “CNBV”) of Mexico, about whether the Unaudited Condensed Consolidated Pro Forma Financial Statements have been compiled, in all material respects, by the Group's management on the basis of the criteria described in the notes accompanying the pro forma financial information.

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3420, Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus, issued by the IAASB. This standard requires that we plan and perform procedures to obtain reasonable assurance about whether the Group's management has compiled, in all material respects, the Unaudited Condensed Consolidated Pro Forma Financial Statements on the basis set forth in the General Provisions Applicable to Securities Issuers and Other Securities Market Participants issued by the CNBV, as most recently amended by the resolution issued on July 2, 2026.

For purposes of this engagement, we are not responsible for updating or re-issuing any reports or opinions on any historical financial information used in compiling the Unaudited Condensed Consolidated Pro Forma Financial Statements, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the Unaudited Condensed Consolidated Pro Forma Financial Statements.

The purpose of pro forma financial information included in the Information Statement is solely to illustrate the impact of a significant event and transactions on unadjusted financial information of the entity as if the event had occurred and the transactions had been undertaken on the selected pro forma dates for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the event and transactions would have been as presented.

A reasonable assurance engagement to report on whether the Unaudited Condensed Consolidated Pro Forma Financial Statements have been compiled, in all material respects, on the basis of the applicable criteria involves performing procedures to assess whether the applicable criteria used by the Group's management in compiling the Unaudited Condensed Consolidated Pro Forma Financial Statements provide a reasonable basis for presenting the significant effects directly attributable to the event and transactions, and to obtain sufficient appropriate evidence about whether:

•	the related pro forma adjustments give appropriate effect to those criteria; and

•	the Unaudited Condensed Consolidated Pro Forma Financial Statements reflect the proper application of those adjustments to the unadjusted financial information.

The procedures selected depend on the independent practitioner's judgment, having regard to the practitioner's understanding of the nature of the Group, the event and transactions in respect of which the Unaudited Condensed Consolidated Pro Forma Financial Statements have been compiled, and other relevant engagement circumstances.

The engagement also involves evaluating the overall presentation of the Unaudited Condensed Consolidated Pro Forma Financial Statements.

We believe that the evidence that we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the Unaudited Condensed Consolidated Pro Forma Financial Statements have been compiled, in all material respects, on the basis of the criteria described in Note 3.

Restriction of Use of Our Report

The Unaudited Condensed Consolidated Pro Forma Financial Statements have been compiled by the Group's management to comply with the requirements of the CNBV of Mexico in connection with the Information Statement on the Corporate Reorganization. Furthermore, our report is issued solely for the purpose of complying with the requirements of the CNBV of Mexico and, consequently, may not be used or referred to for any other purpose or in any other context.

KPMG Cárdenas Dosal, S. C.

/s/ Joaquin Alejandro Aguilera Davila

C.P.C. Joaquin Alejandro Aguilera Davila

Audit Partner

Mexico City, October 13, 2026.

Grupo Televisa, S.A.B.

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position

As of June 30, 2026
(In thousands of Mexican pesos)

(See Notes 1, 2 and 3)

	June 30, 2026
	Base Figures		Pro Forma Adjustments		Pro Forma Figures
ASSETS
Current assets:
Cash and cash equivalents	Ps.	29,651,597	Ps.	(7,483,962)	Ps.	22,167,635
Short-term investments		12,174,793		—		12,174,793
Trade accounts receivable, net		5,612,250		—		5,612,250
Other accounts and notes receivable, net		657,263		—		657,263
Income taxes receivable		6,178,824		—		6,178,824
Other recoverable taxes		4,794,016		—		4,794,016
Due from related parties		822,368		—		822,368
Transmission rights		890,980		—		890,980
Inventories		546,675		—		546,675
Contract costs		1,523,590		—		1,523,590
Other current assets		2,509,807		—		2,509,807
Total current assets		65,362,163		(7,483,962)		57,878,201

Non-current assets:
Transmission rights		74,234		—		74,234
Investments in financial instruments		4,053,106		—		4,053,106
Investments in associates and joint ventures		42,760,429		7,483,962		50,244,391
Property, plant and equipment, net		59,827,532		—		59,827,532
Investment property, net		2,583,544		—		2,583,544
Right-of-use assets, net		6,132,139		—		6,132,139
Intangible assets, net		24,662,312		—		24,662,312
Goodwill		13,454,998		—		13,454,998
Deferred income tax assets		14,083,931		47,874		14,131,805
Contract costs		2,676,427		—		2,676,427
Other non-current assets		190,326		—		190,326
Total non-current assets		170,498,978		7,531,837		178,030,815
Total assets	Ps.	235,861,141	Ps.	47,874	Ps.	235,909,015

LIABILITIES
Current liabilities:
Interest payable	Ps.	1,299,983	Ps.	—	Ps.	1,299,983
Current portion of lease liabilities		2,132,097		—		2,132,097
Derivative financial instruments		86,644		—		86,644
Trade accounts payable and accrued expenses		15,178,182		159,581		15,337,763
Customer advances		1,172,690		—		1,172,690
Income taxes payable		247,946		—		247,946
Other taxes payable		2,331,310		—		2,331,310
Employee benefits		1,494,899		—		1,494,899
Due to related parties		538,204		—		538,204
Current portion of deferred revenue		647,833		—		647,833
Other current liabilities		2,116,688		—		2,116,688
Total current liabilities		27,246,476		159,581		27,406,057

Non-current liabilities:
Long-term debt, net of current portion		80,649,548		—		80,649,548
Lease liabilities, net of current portion		5,029,934		—		5,029,934
Deferred revenue, net of current portion		4,171,178		—		4,171,178
Deferred income tax liabilities		3,166,620		—		3,166,620
Post-employment benefits		959,093		—		959,093
Other non-current liabilities		2,982,618		—		2,982,618
Total non-current liabilities		96,958,991		—		96,958,991
Total liabilities		124,205,467		159,581		124,365,048
EQUITY		111,655,674		(111,707)		111,543,967
Total liabilities and equity	Ps.	235,861,141	Ps.	47,874	Ps.	235,909,015

The accompanying notes are part of these unaudited pro forma condensed consolidated financial statements.

Grupo Televisa, S.A.B.

Unaudited Pro Forma Condensed Consolidated Statement of Financial Position

As of December 31, 2025

(In thousands of Mexican pesos)

(See Notes 1, 2 and 3)

	December 31, 2025
	Base Figures		Pro Forma Adjustments		Pro Forma Figures
ASSETS
Current assets:
Cash and cash equivalents	Ps.	27,607,244	Ps.	(799,335)	Ps.	26,807,909
Short-term investments		11,397,798		—		11,397,798
Trade accounts receivable, net		5,720,759		—		5,720,759
Other accounts and notes receivable, net		70,603		—		70,603
Income taxes receivable		6,135,537		—		6,135,537
Other recoverable taxes		3,624,351		—		3,624,351
Due from related parties		727,476		—		727,476
Transmission rights		877,745		—		877,745
Inventories		584,878		—		584,878
Contract costs		1,499,798		—		1,499,798
Other current assets		1,970,065		—		1,970,065
Total current assets		60,216,254		(799,335)		59,416,919

Non-currents assets:
Trade accounts receivable, net of current portion		3,024		—		3,024
Transmission rights		74,234		—		74,234
Investments in financial instruments		3,425,359		—		3,425,359
Investments in associates and joint ventures		41,900,090		7,717,135		49,617,225
Property, plant and equipment, net		60,698,200		—		60,698,200
Investment property, net		2,624,274		—		2,624,274
Right-of-use assets, net		4,184,501		—		4,184,501
Intangible assets, net		24,913,435		—		24,913,435
Goodwill		13,454,998		—		13,454,998
Deferred income tax assets		14,083,042		49,245		14,132,287
Contract costs		2,653,026		—		2,653,026
Other non-current assets		187,588		—		187,588
Total non-current assets		168,201,771		7,766,380		175,968,151
Total assets	Ps.	228,418,025	Ps.	6,967,045	Ps.	235,385,070

LIABILITIES
Current liabilities:
Current portion of long-term debt	Ps.	3,736,982	Ps.	—	Ps.	3,736,982
Interest payable		1,425,047		—		1,425,047
Current portion of lease liabilities		1,583,871		—		1,583,871
Derivative financial instruments		413,188		—		413,188
Trade accounts payable and accrued expenses		14,039,754		164,149		14,203,903
Customer advances		958,192		—		958,192
Income taxes payable		287,899		—		287,899
Other taxes payable		1,833,074		—		1,833,074
Employee benefits		1,249,587		—		1,249,587
Due to related parties		224,606		—		224,606
Current portion of deferred revenue		287,667		—		287,667
Other current liabilities		2,065,170		—		2,065,170
Total current liabilities		28,105,037		164,149		28,269,186

Non-current liabilities:
Long-term debt, net of current portion		82,257,158		—		82,257,158
Lease liabilities, net of current portion		3,852,117		—		3,852,117
Deferred revenue, net of current portion		4,315,012		—		4,315,012
Deferred income tax liabilities		2,667,520		—		2,667,520
Post-employment benefits		954,248		—		954,248
Other non-current liabilities		3,738,072		—		3,738,072
Total non-current liabilities		97,784,127		—		97,784,127
Total liabilities		125,889,164		164,149		126,053,313
EQUITY		102,528,861		6,802,896		109,331,757
Total liabilities and equity	Ps.	228,418,025	Ps.	6,967,045	Ps.	235,385,070

The accompanying notes are part of these unaudited pro forma condensed consolidated financial statements.

Grupo Televisa, S.A.B.

Unaudited Pro Forma Condensed Consolidated Statement of Income

For the six months ended June 30, 2026

(In thousands of Mexican pesos)

(See Notes 1, 2 and 3)

		Six months ended June 30, 2026
		Base Figures		Pro Forma Adjustments		Pro Forma Figures
Revenues	Ps.	28,801,402	Ps.	—	Ps.	28,801,402
Cost of sales		(17,593,800)		—		(17,593,800)
Selling expenses		(3,623,500)		—		(3,623,500)
Administrative expenses		(4,290,822)		—		(4,290,822)
Income before other expense		3,293,280		—		3,293,280
Other expense, net		(178,558)		(158,557)		(337,115)
Operating income		3,114,722		(158,557)		2,956,165
Finance expense		(3,885,765)		—		(3,885,765)
Finance income		919,160		—		919,160
Finance expense, net		(2,966,605)		—		(2,966,605)
Share of income of associates and joint ventures, net		1,413,897		(532,244)		881,653
Income before income taxes		1,562,014		(690,801)		871,213
Income taxes		(666,805)		47,567		(619,238)
Net income	Ps.	895,209	Ps.	(643,234)	Ps.	251,975

Net income (loss) attributable to:
Stockholders of the Company	Ps.	534,536	Ps.	(643,234)	Ps.	(108,698)
Non-controlling interests		360,673		—		360,673
Net income	Ps.	895,209	Ps.	(643,234)	Ps.	251,975

The accompanying notes are part of these unaudited pro forma condensed consolidated financial statements.

Grupo Televisa, S.A.B.

Unaudited Pro Forma Condensed Consolidated Statement of Loss

For the year ended December 31, 2025

(In thousands of Mexican pesos)

(See Notes 1, 2 and 3)

		Year ended December 31, 2025
		Base Figures		Pro Forma Adjustments		Pro Forma Figures
Revenues	Ps.	58,878,150	Ps.	—	Ps.	58,878,150
Cost of sales		(36,394,735)		—		(36,394,735)
Selling expenses		(7,721,811)		—		(7,721,811)
Administrative expenses		(9,522,888)		—		(9,522,888)
Income before other expense		5,238,716		—		5,238,716
Other expense, net		(1,013,824)		(164,704)		(1,178,528)
Operating income		4,224,892		(164,704)		4,060,188
Finance expense		(7,508,600)		—		(7,508,600)
Finance income		3,368,314		—		3,368,314
Finance expense, net		(4,140,286)		—		(4,140,286)
Share of loss of associates and joint ventures, net		(1,088,121)		(428,255)		(1,516,376)
Loss before income taxes		(1,003,515)		(592,958)		(1,596,473)
Income taxes		(7,931,514)		49,411		(7,882,103)
Net loss	Ps.	(8,935,029)	Ps.	(543,547)	Ps.	(9,478,576)

Net (loss) income attributable to:
Stockholders of the Company	Ps.	(9,168,271)	Ps.	(543,547)	Ps.	(9,711,818)
Non-controlling interests		233,242		—		233,242
Net loss	Ps.	(8,935,029)	Ps.	(543,547)	Ps.	(9,478,576)

The accompanying notes are part of these unaudited pro forma condensed consolidated financial statements.

Grupo Televisa, S.A.B.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

As of June 30, 2026 and December 31, 2025, and for the six months ended June 30, 2026 and the year ended December 31, 2025

(In thousands of Mexican pesos)

1.	Corporate Information

Grupo Televisa, S.A.B. (the “Company”) is a limited liability public stock corporation (“Sociedad Anónima Bursátil” or “S.A.B.”), incorporated under the laws of Mexico. Pursuant to the terms of the Company’s bylaws (“Estatutos Sociales”) its corporate existence continues through 2106. The shares of the Company are listed and traded in the form of “Certificados de Participación Ordinarios” or “CPOs”, on the Mexican Stock Exchange (“Bolsa Mexicana de Valores” or “BMV”) under the ticker symbol TLEVISA CPO, and in the form of Global Depositary Shares or “GDSs”, on the New York Stock Exchange, or “NYSE”, under the ticker symbol TV. The Company’s principal executive offices are located at Av. Vasco de Quiroga No. 2000, Colonia Santa Fe, 01210 Mexico City, Mexico.

The Company together with its subsidiaries (collectively, the “Group”) is a major telecommunications company that owns and operates one of the most significant cable network groups as well as a leading direct-to-home satellite pay television system in Mexico. The Group’s cable networks offer integrated services, including high-speed data, video, mobile, and voice to residential and commercial customers as well as telecommunications managed services to domestic and international enterprises. The Group also offers pay television services through its direct-to-home satellite system. The Group holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and the Group’s cable networks and satellite system. In addition, the Group is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the United States and over 50 countries through television networks, cable operators and over-the-top or OTT services.

2.	Description of the Transaction

A subsidiary of the Group and another entity will acquire all of the shares representing the 100% of the capital stock of AT&T Comunicaciones Digitales, S. de R. L. de C.V. (together with its subsidiaries, “AT&T México”). The Group and the other party will have an economic share of 50% and 50%, respectively in AT&T México. The acquisition will be carried out through a special trust created by the parties for this purpose. Following the acquisition, the trust will distribute the economic share to each acquirer, primarily in accordance with the terms of said trust, a shareholders agreement, and an equity purchase agreement entered into by the parties.

As a result of the transaction described, the Group will acquire a 50% equity interest in AT&T México, a telecommunications company operating in México under concessions granted by the competent authorities for the provision of nationwide mobile telecommunications services. Subject to the terms and conditions of the trust, and the shareholders´ and equity purchase agreements described above, as well as other regulatory requirements, the Group is expected to hold a 50% equity interest in AT&T México through a cash contribution estimated for an aggregate amount of U.S.$400 million.

The closing of this transaction is subject to the approval by the Company’s Board of Directors and the fulfillment of the conditions precedent set forth in the equity purchase agreement described above, which include, among others, any applicable regulatory approvals.

Upon closing of the transaction, it is anticipated that the Group’s interest equivalent to 50% net assets of AT&T Mexico, will be recognized as a joint venture investment in the Group’s consolidated statement of financial position, and from such date, the Group’s share of AT&T Mexico’s results will be recognized in the Group’s consolidated statement of income through the equity method, in accordance with the corporate governance terms proposed by the parties and IFRS Accounting Standards.

3.	Basis for Preparation of Unaudited Pro Forma Condensed Consolidated Financial Statements

The Group's unaudited pro forma condensed consolidated statements of financial position as of June 30, 2026 and December 31, 2025, and the Group's unaudited pro forma condensed consolidated statements of income or loss for the six months ended June 30, 2026, and the year ended December 31, 2025 (“Pro Forma Financial Statements”), were prepared by the Company’s management based on historical financial information derived from the Group’s audited consolidated financial statements as of December 31, 2025 and 2024, and for the year ended December 31, 2025, which were prepared in accordance with International Financial Reporting Standards ("IFRS Accounting Standards") as issued by the International Accounting Standards Board ("IASB"), as well as from the Group’s unaudited condensed consolidated financial statements as of June 30, 2026 and for the six-month period then ended, which were prepared in accordance with International Accounting Standard 34 Interim Financial Reporting.

The Pro Forma Financial Statements have been prepared on the assumption that the Group made the proposed acquisition of the 50% equity interest described in Note 2 on June 30, 2026 and December 31, 2025, for purposes of the pro forma condensed consolidated statements of financial position, and on January 1, 2026 and 2025, for purposes of the pro forma condensed consolidated statements of income or loss (the “Proforma Dates”). Consequently, these Pro Forma Financial Statements were prepared only to give pro forma effect to the proposed acquisition by the Group of the 50% equity interest described in Note 2 as if it had been acquired on the Pro Forma dates and are not intended to present the financial position or the results of operations of the Group as of those dates and for those periods.

The Pro Forma Financial Statements have been prepared by the Group’s management based on the accounting policies, and the historical values recognized by the Group. Accordingly, these unaudited pro forma condensed consolidated financial statements should be read in conjunction with the Group's audited consolidated financial statements as of December 31, 2025 and 2024, and for the years ended on those dates.

These unaudited pro forma condensed consolidated financial statements were authorized for issuance on October 9, 2026, by the Group’s Corporate Vice President of Finance.

4.	Pro forma Adjustments

The pro forma adjustments included in the Pro Forma Financial Statements were prepared by the Group’s management based on the audited consolidated financial statements of AT&T México as of December 31, 2025 and 2024, and for the years ended on those dates, and the unaudited condensed consolidated financial statements of AT&T México as of June 30, 2026, and the six months ended June 30, 2026, which have been prepared in accordance with Mexican Financial Reporting Standards (“Mexican NIF”), as issued by the Consejo Mexicano de Normas de Información Financiera y de Sostenibilidad(“CINIF”).

In accordance with the terms of the proposed acquisition agreement, the Group is expected to hold a 50% equity interest in the net assets of AT&T México through a cash contribution of U.S.$400 million (Ps.7,003,600, Ps.7,206,600, and Ps.8,347,640, at the exchange rate effective on June 30, 2026, December 31, 2025, and January 1, 2025, respectively). The effects of this proposed transaction are included as proforma adjustments in the Pro Forma Financial Statements, as if the acquisition of the 50% equity interest in the net assets of AT&T México had been carried out and completed on the Pro Forma Dates. Additionally, for an appropriate interpretation and analysis of these Pro Forma Financial Statements and as a result of this proposed acquisition, other proforma financial and tax effects were recognized as pro forma adjustments, primarily in connection with (i) the convertible debentures to be converted into capital stock of the Company, which were issued by the Company in June 2026, and will be primarily used for financing the acquisition of a 50% interest in AT&T México on the Pro Forma Dates; (ii) the proposed investment by the Group of a 50% equity interest in the net assets of AT&T México on the Pro Forma dates; and (iii) the recognition by the Group of its 50% share of income or loss of AT&T México for the six months ended June 30, 2026 and the year ended December 31, 2025.

For purposes of the pro forma adjustments referred to above and related to the proposed Group’s investment in AT&T México and its 50% share of income or loss of AT&T México, the Group recognized in the consolidated financial statements of AT&T México certain additional pro forma adjustments primarily in connection with (i) certain differences between Mexican NIF and IFRS Accounting Standards; (ii) amounts required to adjust certain non-current assets of AT&T México to fair value based on the aggregate purchase price to be paid by the Group for this acquisition; and (iii) certain debt to be incurred by AT&T México with a Mexican bank for purposes of a partial payment of the acquisition price by the acquirers.

The main pro forma adjustments are described as follows:

1.	The recognition of cash proceeds from the issuance of Convertible Debentures issued by the Company in June 2026, in the aggregate amount of Ps. 6,917,800, as if they had been received by the Company on December 31, 2025. These Convertible Debentures will be mandatorily converted into a fixed number of shares of the Company´s capital stock at maturity in June 2027, and their cash proceeds will be used by the Group to partially finance the acquisition of an equity interest of 50% in the net assets of AT&T México. These Convertible Debentures were accounted for as an equity instrument and presented as a separate line item of equity in the Group’s consolidated statement of financial position as of June 30, 2026.

2.	The Group’s investment in a 50% equity interest in AT&T México is presented as if this investment had been made by the Group on June 30, 2026, and December 31, 2025, respectively, in the aggregate amount of Ps.7,003,600 and Ps.7,206,600, respectively. This investment is the result of the cash consideration paid for such acquired interest, as if such payment had been made by the Group on June 30, 2026, and December 31, 2025, respectively.

3.	The Group’s share of income or loss of AT&T México are presented using the equity method for the six months ended June 30, 2026 and the year ended December 31, 2025, as a result of the Group’s investment in 50% of the net assets in AT&T México on a pro forma basis as of January 1, 2026 and 2025, respectively.

4.	Financial, legal and audit fees related to the acquisition of the 50% interest in AT&T Mexico are recognized as if such services had been incurred on the Pro forma Dates.

5.	Investments in Associates and Joint ventures

At June 30, 2026 and December 31, 2025, the Group’s investments in associates and joint ventures are presented as if the proposed transaction had been carried out on those dates, as follows:

	Ownership as of June 30, 2026		June 30, 2026		December 31, 2025
Associates:
TelevisaUnivision, Inc. and subsidiaries	44.3%	Ps.	41,527,002	Ps.	40,694,190
Other			43,715		45,698
Joint ventures:
AT&T México	50.0%		7,483,962		7,717,135
Grupo de Telecomunicaciones de Alta capacidad, S.A.P.I. de C.V. and subsidiaries	33.3%		995,343		956,508
Periódico Digital Sendero, S.A.P.I. de C.V. and subsidiary	50.0%		194,369		203,694
		Ps.	50,244,391	Ps.	49,617,225

The Group's investment in AT&T Mexico's results for the six months ended June 30, 2026, and the year ended December 31, 2025, as if the proposed transaction had been carried out on January 1, 2026, and 2025, respectively, amounted to a loss of Ps.532,244 and Ps.428,255, respectively.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Date: October 13, 2026	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel